January 27, 2011

Via EDGAR

Ms. Linda Cyrkel
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Auto Logistics Inc.
Form 10-K for the year ended December 31, 2009
Filed March 29, 2010
File No. 000-52625

Dear Ms. Cyrkel:

On behalf of China Auto Logistics Inc. (the “Company”), as counsel for the Company, we hereby submit this letter in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 28, 2010, regarding the above referenced Annual Report on Form 10-K.  For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies

1.
We note that your critical accounting policies disclosure is substantially similar to your accounting policy footnote 2.  In this regards, this disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes.  In this regard, please ensure that your critical accounting estimates disclosure – (i) provide greater insight in to the quality and variability of information in the consolidated financial statements; (ii) address specifically why the accounting estimates or assumption bear the risk of change; (iii) analyze the factors on how the company arrived at material estimates including how the estimates or assumption have changed in the past and is reasonably likely to change in the future; and (iv) analyze the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary.  Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future filings accordingly.

Response to Comment 1

We respectfully note your comment and the Company confirms that it will revise future filings accordingly.

Ms. Linda Cyrkel
Janaury 27, 2011

Section 16(a) Beneficial Ownership Reporting Compliance

2.
We note your statement regarding Section 16(a) beneficial ownership reporting compliance in reference to the fiscal year ending on December 31, 2008.  Please confirm that your officers, directors, and beneficial owners of more than 10% of your common stock have filed the statements of ownership on a timely basis for the fiscal year ending on December 31, 2009.  Refer to Item 405 of Regulation S-K.

Response to Comment 2

We respectfully note your comment and the Company confirms that, to the Company’s knowledge and based solely on a review of the copies of such reports furnished to the Company, with respect to the fiscal year ended December 31, 2009, the officers, directors and beneficial owners of more than 10% of the Company’s common stock have filed their initial statements of ownership on Form 3 on a timely basis, and the officers, directors and beneficial owners of more than 10% of the Company’s common stock have also filed the required Forms 4 or 5 on a timely basis.

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-9
(2) Summary of Significant Accounting Policies, page F-10
Revenue Recognition, page F-12

3.
We note under Web-based Advertising Services in MD&A that subscription exemptions, discounted prices, and free advertisements are offered to attract repeat customers.  In this regard, please tell us, and revise future filings to disclose, your accounting policy with regard to how revenue recognition is impacted by these allowances.  Please refer to ASC 605-50-25.

Response to Comment 3

We respectfully note your comment and inform you that in respect of our Web-based Advertising Services we offer in any single current transaction certain sales incentives in the following forms:

(i)	subscription exemption - we offer annual membership for certain customers at a discounted price, under which one or two months’ membership fee is exempted;

(ii)	discounted prices - we offer cash discounts to list prices for certain advertisers;

(iii)	free advertisements – we offer advertising services for certain customers at a discounted price, under which a certain period of advertising within the term is for free.

These sales incentives can be used only with the transaction that originates the incentive, and cannot be exchanged for cash under any circumstances. We accounted for the above sales incentives as a reduction of net revenues in accordance with ASC 605-50-25 and recognized the revenues, net of the above mentioned discounts and allowances, ratably over the service periods.

Ms. Linda Cyrkel
Janaury 27, 2011

We will add disclosure similar to that of the following paragraph in the Summary of Significant Accounting Policies in future filings in accordance with ASC 605-50-25:

“The Company offers sales incentives to its customers in the form of (i) subscription exemption; (ii) discounted prices and (iii) free advertisements. The Company classifies sales incentives as a reduction of net revenues. Revenues, net of discounts and allowances, are recognized ratably over the service periods.”

(3) Change in China Auto’s Ownership Interest in Consolidated Subsidiaries, page F-16

4.
We note that during 2009, Shisheng purchased additional ownership interests in Hengjia, Ganghui, and Zhengji to obtain majority ownership.  As such, the noncontrolling interest in such entities was reduced.  Please explain to us how you calculated the reduction to noncontrolling interest in the amount of $1,578,245 reflected on your statements of shareholders’ equity as a result your purchase of such additional ownership interests.  We may have further comment upon receipt of your response.

Response to Comment 4

We respectfully note your comment and inform you that the reduction to noncontrolling interest in Hengjia, Ganghui and Zhengji totaling $1,578,245 was computed by using the additional interest of shareholding purchased of each respective subsidiaries times the carrying value of each of these entities on July 22, 2009, the acquisition date of these additional shareholding interest.  The calculation is summarized as follows:

	Zhengji	Hengjia	Ganghui	Total
Carrying value at July 22, 2009	$3,390,716	$3,957,617	$2,625,285

Additional shareholding interest Acquired	11.6%	18.0%	18.0%

Resulting reduction to noncontrolling interests	$393,323	$712,371	$472,551	$1,578,245

(9) Related Party Balances and Transactions, page F-20

5.
We note from your disclosures that during fiscal 2009 and 2008, you borrowed $9,198 and $73,249,961, respectively, from Cheng Weihong in the form of non-interest bearing loans and repaid $0 and $73,562,626, respectively.  Please tell us and revise your disclosure in future filings to describe the pertinent terms of the non-interest bearing loan arrangement with Cheng Weihong and explain why the amounts repaid to Cheng Weihong for such loans appear to be greater than the original loans amounts.  We note similar footnote disclosure in your Form 10-K for the fiscal year ended December 31, 2008 for amounts borrowed and repaid in fiscal 2008 and 2007.

Ms. Linda Cyrkel
Janaury 27, 2011

Response to Comment 5

We respectfully note your comment and inform you that the balances due to Cheng Weihong during fiscal years 2009 and 2008 were interest free, unsecured and payable on demand without any repayment terms. We borrowed and repaid loans from Cheng Weihong from time to time to meet our short-term working capital needs. The movements of the balances due to Cheng Weihong in 2009 and 2008 are summarized as follows:

	2009	2008
Balance at January 1	$10,188	$306,088
Additional loans	9,198	73,249,961
Repayments	-	(73,562,626)
Foreign currency translation adjustments	5	16,765
Balance at December 31	$19,391	$10,188

The repayments to Cheng Weihong during 2008 represented repayments of the balance of $306,088 as of December 31, 2007 and the loans obtained during 2008. Therefore the aggregate repayment amount of $73,562,626 in 2008 was greater than the aggregate loan amount of $73,249,961 obtained from the Cheng Weihong in 2008. Beginning in the fourth quarter of 2008, the Company had very insignificant amounts of loans borrowed from Cheng Weihong. We will disclose the pertinent terms of the non-interest bearing loan arrangement with Cheng Weihong in more detail in future filings.

6.
Furthermore, please tell us whether any interest expense has been recognized related to the non-interest bearing loans as it is unclear from your current footnote disclosures.  If not, please explain why and tell us how your accounting treatment complies with the guidance prescribed in ASC 835-30-25.

Response to Comment 6

We respectfully note your comment and inform you that during fiscal years 2009 and 2008, there were no interest recognized related to the non-interest bearing loans due from Cheng Weihong. ASC 835-30-25 applies to receivables and payables which represent contractual rights to receive money or contractual obligations to pay money on fixed or determinable dates. We believe that imputed interest would not be required on demand loans due to Cheng Weihong since these loans have no fixed or determinable due dates. We will disclose in more detail as to whether any interest expense is recognized related to the non-interest bearing loans in future filings.

Ms. Linda Cyrkel
Janaury 27, 2011

Signatures

7.	Please confirm that in future filings you will revise your signature page to identify your principal financial officer.

Response to Comment 7

We respectfully note your comment  and the Company confirms that in future filings the signature page will be revised to identify the Company’s principal financial officer.

The Company acknowledges that (i) it is responsible for the adequacy and the disclosure in the filings; (ii) Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the laws of the United States.

Please do not hesitate to contact me at (212) 536-3915 if you have further questions or would like to discuss any other matters.

Very truly yours,

/s/ Jonathan Barron

Jonathan M. Barron, Esq.